  Exhibit 1.3

September 30, 2019

Mr. Michael Z. Anise
Chief Financial Officer
Manufactured Housing Properties Inc.
136 Main St.
Pineville, NC 28134

Re: Second Amendment to Engagement Agreement

Dear Michael:

Reference is made to the engagement letter agreement dated April 30, 2019, as amended on September 4, 2019 (as so amended, the “Agreement”) by and between Manufactured Housing Properties Inc. (the “Company”) and Digital Offering LLC, a FINRA and SEC registered broker-dealer (“Digital Offering”) relating to the proposed best efforts Regulation A offering by the Company of its securities (the “Securities”) which Securities may be convertible preferred stock, common stock, convertible debt or other securities and may be in the form of units that include warrants in each case as determined by the Company after consultation with Digital Offering.

The parties to the Agreement desire to amend the Agreement as follows:

1. Amendment. Section 2(a) of the Agreement is hereby deleted in its entirety and the following is hereby substituted in its stead:

“(a)
As compensation to Digital Offering for its services hereunder, the Company agrees to pay Digital Offering, concurrently with each closing of the Offering, a cash placement fee (the “Placement Fee”) equal to 7% of the gross proceeds of the Offering.”

2. Effect of the Amendment. Except as amended as set forth above, the Agreement shall continue in full force and effect.

3. Governing Law. This Amendment shall be governed and construed in accordance with the laws of the state of California applicable to contracts executed and to be wholly performed therein without giving effect to its conflicts of laws principles or rules. The Company and Digital Offering agree that any dispute concerning this Amendment shall be resolved exclusively through binding arbitration before FINRA pursuant to its arbitration rules. Arbitration will be venued in Los Angeles County or Orange County California USA (the “Agreed Forum”). Each of the Company and Digital Offering agree that the Agreed Forum is not an “inconvenient forum” for proceeding hereunder, and each hereby agree to the personal jurisdiction of the Agreed Forum and that service of process by mail to the address for such party as set forth in this letter (or such other address as a party hereto shall notify the other in writing) constitute full and valid service for such proceedings.

4. Modifications. This Amendment may not be modified or amended except in writing duly executed by the parties hereto.

5. Counterparts. For the convenience of the parties, this Amendment may be executed in any number of counterparts, each of which shall be, and shall be deemed to be, an original instrument, but all of which taken together shall constitute one and the same Amendment. Such counterparts may be delivered by one party to the other by facsimile, portable document format (“PDF”) or other electronic transmission, and such counterparts shall be valid for all purposes.

[Signature page follows]

DIGITAL OFFERING LLC,
1121 GLENNEYRE STREET, LAGUNA BEACH, CA 92651
TEL – (866) 209 1955
WEBSITE – WWW.DIGITALOFFERING.COM
MEMBER FINRA/SIPC

We look forward to working with you toward the successful conclusion of this engagement and developing a long-term relationship with the Company.

Very truly yours,

DIGITAL OFFERING LLC

By: /s/ Gordon McBean
       Name: Gordon McBean
       Title: CEO

Agreed to and accepted as of
the date first above written

MANUFACTURED HOUSING PROPERTIES INC.

By:  /s/ Michael Z. Anise
       Name: Michael Z. Anise
       Title: CFO